Filed by General Binding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under
The Securities Exchange Act of 1934

Subject Company: General Binding Corporation
Subject Company's Exchange Act File No.: 000-02604

This material is not a substitute for the registration statement ACCO and GBC will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

The following is letter from GBC to its customers.

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March 16, 2005

To Our Valued Customers:

General Binding Corporation and Fortune Brands jointly announced today two separate but related actions that will alter the office products industry landscape. Fortune Brands is spinning off its ACCO Office Supplies business to its shareholders, and an agreement has been signed to merge the ACCO business with GBC. The new, publicly-held company formed by the merger, ACCO Brands Corporation, will be the largest supplier of branded office products.

Combining GBC and ACCO into one larger company will enable us to provide our customers from a single source the broadest product line in the office products industry. The two companies have complementary but not identical product lines. Leading brands under the combined organization will include Swingline, GBC, Wilson Jones, Quartet, ACCO, Kensington, Boone and Day-Timer. ACCO Brands Corporation will be a focused office products and print finishing company with experienced senior management and an independent board that has strong industry experience.

The spin-off and merger are subject to regulatory approvals, and we expect the closing to take place sometime this summer. In the meantime, we will continue to serve our customers through our existing GBC sales and distribution network.

If you have any questions, please contact your GBC representative or send us an e-mail at inv-rel@gbc.com. While many details will need to be worked out over the coming months, we are committed to getting you all the information you need as soon as it is available.

First and foremost, we value our customer relationships and look forward to serving you even better in the future.

Sincerely,

One GBC Plaza Northbrook IL 60062 USA Phone (847) 272-3700 Fax (847) 272-1389

Customer Letter Page Two March 16, 2005

This material is not a substitute for the proxy statement/prospectus-information statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO (300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations); or by directing a request when such a filing is made to GBC (One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations).

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GBC and their ownership of GBC stock is set forth in the proxy statement for GBC’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus-information statement when it becomes available.

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One GBC Plaza Northbrook IL 60062 USA Phone (847) 272-3700 Fax (847) 272-1389